March 5, 2025

Baris Oran
Chief Financial Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

       Re: GXO Logistics, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 18, 2025
           File No. 001-40470
Dear Baris Oran:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Management   s Discussion and Analysis
Results of Operations, page 21

1. We note that you have disclosures on pages 13 and 64 regarding the potential for a global minimum tax associated with Pillar 2 of the OECD guidance, indicating that enactments of its provisions in certain jurisdictions may have an adverse effect on your financial statements. You explain that some related provisions would take effect in 2024 and others in 2025. However, your disclosure regarding taxes in MD&A is limited to an observation on your effective tax rate, stating that it decreased from
       12.4% to 5.6% due to "...the release of valuation allowances in 2024."

       Given the concerns that you have expressed and considering that revenue from the
       United Kingdom was $5.2 billion in 2024, it appears that you should expand your disclosures to include both quantitative and qualitative information regarding the effects for the period and to discuss any uncertainties associated with the global minimum tax initiatives in future periods, as may impact your results of operations, financial position or liquidity, to comply with Item 303(a) of Regulation S-K.
 March 5, 2025
Page 2


      With regard to enactments, clarify the extent to which you were subject to such minimum tax provisions in the various jurisdictions where you conducted operations during 2024, and discuss your expectations with respect to provisions that will be effective in 2025 and beyond. Please also discuss any associated developments that are reasonably likely to effect enactments among participating jurisdictions and your expectations regarding the range of reasonably possible outcomes.

Financial Statements
Note 5 - Segment Information, page 47

2. We note your disclosure explaining that although the business is organized geographically into three operating segments, these have been aggregated into one reportable segment "...due to the similar nature of their operations and economic characteristics." However, disclosures on pages 13 and 14 indicate the regulatory landscape in which you conduct operations is "constantly evolving and subject to significant change" which could require changes to your operating practices that would influence demand, or require that you incur significant additional costs that could adversely affect your results of operations.

      Please explain to us how you considered differences in the regulatory landscapes of each geographically differentiated segment, including the liklihood of change and susceptibility of operations to significant change in these regulatory environments, relative to the aggregation criteria in FASB ASC 280-10-50-11(e), and explain how you view the aggregation result as being consistent with the objectives set forth in FASB ASC 280-10-10-1, if this is your view.

      Please also address the disclosure requirements in FASB ASC
280-10-50-21(b) and
      29(f), regarding the types of products and services from which reportable segments derive revenue, and how the CODM uses the Adjusted EBITDA segment measure in assessing segment performance and deciding how to allocate resources.

Note 17 - Income Taxes, page 63

3. We note that your tax expense reconciliation includes a "Return to Provision"
      adjustment of ($12) million for 2024. Please expand your disclosure to explain how you determined the amount and to clarify the nature of the adjustment and whether it represents a change in estimate or a correction of an error, in your view.

4. We note that your tax expense reconciliation, which begins with tax based on the U.S.
      federal statutory tax rate of 21%, reflects "Foreign rate differential" adjustments having the effect of lowering your income tax expense by $11 million in 2024, $14 million in 2023, and $10 million in 2022.

      However, given your disclosures on page 44, indicating that 68% of revenues for
      2024 were generated in the United Kingdom, Netherlands, France, Spain, and Italy,
 March 5, 2025
Page 3

       where the corporate tax rates are about 25%, it appears that you should expand your disclosures in MD&A to discuss the primary taxing jurisdictions in which foreign earnings are derived, the corresponding statutory rates and any tax holidays, along with the factors that reduced your effective tax rate over the last three years.

       Please clarify how the adjustments reconcile with the higher corporate tax rates, describe any material changes in the corporate tax rates or the mix of income among jurisdictions that have impacted your effective tax rate, and your expectations regarding similar adjustments in future periods.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Karlis Kirsis